ART 5/9/2002

TC 5/7/02

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02023048

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50898

SEC MAIL PROCESSING RECEIVED MAY - 2 2002 WASH. D.C. 158 SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NN: VFinance Investments, Inc.
FN: First Level Capital, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3010 N Military Trail Suite 300
(No. and Street)

Boca Raton (City) FL (State) 33431 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alvin Mirman (941) 308 - 0123
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name — *if individual, state last, first, middle name*)

600 Peachtree Street, Suite 2800 (Address) Atlanta (City) Georgia (State) 30308-2215 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 0 9 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

ART 5/9/2002

SEC 1410 (2-89)

OATH OR AFFIRMATION

I, Alvin Mirman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Level Capital, Inc, as of December 31, 2001, 19 2, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

State of Florida
County of Palm Beach
April 23, 2002

Kathleen A. McCarthy
Notary Public

OFFICIAL NOTARY SEAL
KATHLEEN A. MCCARTHY
NOTARY PUBLIC STATE OF FLORIDA
COMMISSION NUMBER
CC873349
MY COMMISSION EXPIRES
OCT. 11, 2003

Alvin Mirman
Signature

Financial and operations Principal
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

First Level Capital, Inc.
(a wholly owned subsidiary of vFinance, Inc.)
Year ended December 31, 2001
with Reports of Independent Auditors

0202-0273964

First Level Capital, Inc.
(a wholly owned subsidiary of vFinance, Inc.)

Audited Financial Statements
and Supplemental Information

Year ended December 31, 2001

Contents

Report of Independent Auditors 1

Audited Financial Statements

Statement of Financial Condition 2
Statement of Operations 4
Statement of Changes in Stockholder's Equity 5
Statement of Cash Flows 6
Notes to Financial Statements 7

Supplemental Information

Schedule I- Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission 16
Schedule II- Statement Regarding SEC Rule 15c3-3 17
Schedule III- Statement Pursuant to SEC Rule 17a - 5(d)(4) 18
Report on Internal Control Required by SEC Rule 17a-5 for a
Broker-Dealer Claiming an Exemption from SEC Rule 15c 3-3 19

Ernst & Young LLP
Suite 2800
600 Peachtree Street
Atlanta, Georgia 30308-2215

Phone: (404) 874-8300
www.ey.com

Report of Independent Auditors

Stockholder
First Level Capital, Inc.

We have audited the accompanying statement of financial condition of First Level Capital, Inc. (a wholly owned subsidiary of vFinance, Inc.) (the "Company") as of December 31, 2001, and the related statements of operations, changes in stockholder's equity and cash flows for the year ended December 31, 2001 that you are filing pursuant to rule 17c-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Level Capital, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

March 4, 2002

Liabilities and stockholder's equity	
Current liabilities:	
Accounts payable	**$ 60,242**
Accrued payroll	**661,136**
Accrued legal	**140,110**
Securities sold, but not yet purchased, at market	**53,981**
Due to employees	**6,647**
Other accrued liabilities	**75,917**
Total liabilities	**998,033**
Stockholder's equity:	
Common stock, $0.01 par value; 1,000,000 authorized, 1,000 issued and outstanding	**10**
Additional paid-in capital	**5,148,682**
Accumulated deficit	**(1,506,480)**
Total stockholder's equity	**3,642,212**
Total liabilities and stockholder's equity	**$ 4,640,245**

See accompanying notes.

First Level Capital, Inc.
(a wholly owned subsidiary of vFinance, Inc.)

Statement of Operations

Year ended December 31, 2001

Revenues:	
Agency commissions	$ 243,060
Net realized and unrealized gain on trading of marketable securities	2,047,266
Success fees	114,005
Total revenues	2,404,331
Expenses:	
Write-off of goodwill	876,074
Compensation	2,137,272
Clearing and transaction costs	174,210
General and administrative	841,255
Total expenses	4,028,811
Loss before benefit for income taxes	(1,624,480)
Benefit for income taxes	118,000
Net loss	$(1,506,480)

See accompanying notes.

0202-0273964

First Level Capital, Inc.
(a wholly owned subsidiary of vFinance, Inc.)

Statement of Changes in Stockholder's Equity

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Accumulated Deficit	Total Shareholder's Equity
Balance at January 4, 2001	1,000	$10	$2,405,044	$ –	$2,405,054
Capital contribution	–	–	359,000	–	359,000
Forgiveness of intercompany receivable	–	–	(12,629)	–	(12,629)
Merger of vFinance Investments, Inc., a related party	–	–	2,397,267	–	2,397,267
Net loss				(1,506,480)	(1,506,480)
Balance at December 31, 2001	**1,000**	**$10**	**$5,148,682**	**$(1,506,480)**	**$3,642,212**

See accompanying notes.

First Level Capital, Inc.
(a wholly owned subsidiary of vFinance, Inc.)

Statement of Cash Flows

Year ended December 31, 2001

Operating activities	
Net loss	$(1,506,480)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Write-off of goodwill	876,074
Non cash fees received	(74,000)
Depreciation and amortization	127,389
Provision for doubtful accounts	20,621
Deferred income taxes	(35,566)
Unrealized loss on investments	41,000
Changes in operating assets and liabilities:	
Trading securities	542,188
Accounts receivable	3,435
Due from Parent	23,733
Due from employees	61,774
Notes and other receivable	32,495
Accrued liabilities	34,116
Accrued compensation	56,137
Income tax receivable	(110,402)
Net cash provided by operating activities	92,514
Investing activities	
Capital expenditures	(13,582)
Proceeds from sale of property and equipment	1,479
Net cash provided by investing activities	(12,103)
Financing activities	
Cash received in connection with vFinance Investments, Inc. merger	1,703,211
Capital contributions	359,000
Net cash provided by financing activities	2,062,211
Net increase in cash	2,142,622
Cash at beginning of year	18,888
Cash at end of year	$ 2,161,510

See accompanying notes.

1. Summary of Significant Accounting Policies

Description of Business

First Level Capital, Inc. (the "Company") (a wholly owned subsidiary of vFinance, Inc.) provides investment banking services to small and medium sized companies and retail brokerage services to companies, financial institutions and high net worth investors. The Company is licensed to conduct activities as a broker-dealer in 49 states and has offices in New York, New Jersey and Florida. The Company commenced operations in 1998. The Company is registered as a broker-dealer registered under the Securities Exchange Act of 1934 with the SEC and is a member of the National Association of Securities Dealers ("NASD").

Prior to January 4, 2001, the Company was a wholly owned subsidiary of NW Holdings, Inc. ("NWH"), a Florida corporation. On January 4, 2001, vFinance, Inc. (the "Parent") purchased all of the outstanding common stock of NWH and redeemed the outstanding preferred shares. The acquisition was accounted for under the purchase method of accounting with the excess of the purchase price over the fair value of the net assets acquired being allocated to goodwill. The purchase price consisted of the issuance of 1,700,000 shares of common stock in the Parent, the issuance of 575,000 stock options in the Parent, and cash of $1,000,000 for total consideration of $2,715,750. The statement of operations included in these financial statements includes the results of operations of the Company for the period from January 4, 2001 through December 31, 2001. The results of operations for the period from January 1, 2001 through January 3, 2001 were immaterial to the financial statements. The purchase price and related goodwill were pushed down to the Company by the Parent.

Effective December 31, 2001, the Company entered into an Asset Purchase Agreement (the "Agreement") with vFinance Investments, Inc. ("VFI"), a sister company which is also wholly owned by vFinance, Inc., whereby the Company received certain assets of VFI in consideration for the assumption of certain liabilities of VFI. The net assets contributed aggregated approximately $2.4 million and were recorded at historical cost at the date of transfer with a corresponding increase to additional paid-in-capital. Accordingly, the results of operations for VFI for the year ended December 31, 2001 are not included in the statement of operations of the Company.

1. Summary of Significant Accounting Policies (continued)

Description of Business (continued)

VFI is a full service securities firm that has served the investment community since 1990 and is engaged in securities brokerage, investment banking, securities trading and other related financial services activities. VFI's clientele are primarily composed of high net worth individuals throughout the United States and small to mid-sized institutions (such as hedge funds, money managers, mutual funds and pension funds). VFI also maintains a sales department of seasoned financial consultants, a research department and an equity syndicate department. VFI conducts its securities business out of 20 offices, three of which are corporate owned and from which the vast majority of its securities business is generated. VFI's remaining 17 offices are operated under operating agreements with independent contractors. VFI is registered as a broker-dealer with the SEC and is a member of the NASD.

The Company does not require collateral from its customers and revenues are not concentrated in any particular region of the country or with any individual or group.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the accompanying financial statements. Actual results may differ from those estimates, and such differences may be material to the financial statements.

Cash and Equivalents

Cash and cash equivalents include all highly liquid investments with a maturity of three months or less when purchased.

1. Summary of Significant Accounting Policies (continued)

Income Taxes

The Company accounts for income taxes under the liability method in accordance with Statement of Financial Accounting Standards No. 109, "*Accounting for Income Taxes*". Under this method, deferred income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Furniture and Equipment

Furniture and equipment are stated on the basis of cost less accumulated depreciation and consists primarily of computer equipment and internal use software. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, 2-5 years, for financial reporting purposes. Components of furniture and equipment are as follows:

Furniture	$ 37,014
Equipment	91,084
Less accumulated depreciation	(34,812)
	$ 93,286

Forgivable Loans

In order to remain competitive in the marketplace, the Company grants forgivable loans to its employees. The terms of the loans range from two to five years with scheduled maturity dates from 2002 to 2005. For each year the employee is in good standing with the Company, the Company forgives a ratable portion of the principal and related interest and charges this amount to compensation expense. If the employee is terminated, the principal balance is due and payable within 120 days. The loans do not bear interest and interest is not imputed as collectibility is not probable. As of December 31, 2001, the balance of the forgivable loans was $885,212, of which $307,452 is classified as current. The remaining long-term portion of $577,760 is scheduled for forgiveness as follows: $278,498 in 2003, $208,160 in 2004 and $91,102 in 2005. For the year ended December 31, 2001, the Company forgave $895,933 of such loans.

1. Summary of Significant Accounting Policies (continued)

Marketable Securities

Investments are classified as trading and are held for resale in anticipation of short-term market movements. Marketable securities are stated at fair value, and securities not readily marketable are valued at fair value as determined by management. Realized gains or losses are recorded in the statement of operations when the security is sold. Unrealized gain or losses are recognized in the statement of operations based on changes in the fair value of the security as quoted on national stock exchanges. Unrealized losses for the year ended December 31, 2001 aggregated $41,000.

Marketable securities owned and marketable securities sold, not yet purchased, consist of trading and investment securities at market values at December 31, 2001, as follows:

	Owned	Sold, not yet Purchased
Corporate bonds	$ 22,367	$ 1
Corporate stocks	474,384	53,980
Warrants	3,300	-

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company.

At December 31, 2001, restricted equity securities had an aggregate fair value of $58,938.

1. Summary of Significant Accounting Policies (continued)

Securities Transactions

Proprietary securities transactions in regular-way trades are accrued and recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities and commodities transactions are reported on a settlement date basis with related commission income and expense reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Financial Instruments with Off-Balance Sheet Risk

The securities transactions of the Company's customers are introduced on a fully disclosed basis with a clearing broker-dealer. The Company holds no customer funds or securities. The clearing broker-dealer is responsible for execution, collection of and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealer may charge any related losses to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker-dealer. However, the Company does not require collateral from its customers or the clearing broker-dealer and potential losses could be material to the Company.

Revenue Recognition and Other Matters

Commission revenue and expense are recognized on a trade-date basis, which is the date the trade is executed.

1. Summary of Significant Accounting Policies (continued)

Fair Value of Financial Instruments

The fair values of the Company's financial instruments, which includes cash and cash equivalents, accounts receivable, forgivable loans, accounts payable and accrued expenses approximate their carrying values.

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents. The Company places its cash with high quality financial institutions.

Goodwill

Goodwill is amortized on a straight-line basis over 15 years. The Company periodically reviews the amortization period to determine if events and circumstances warrant revised estimates of the useful lives. Management determined that as of December 31, 2001 there has been a permanent impairment in the value of goodwill as the Company's projections of future operating results indicate that the value of goodwill will not be recoverable. Therefore, the Company wrote off approximately $876,000 of its unamortized goodwill at December 31, 2001.

Recently Issued Pronouncement

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 142, *Goodwill and Other Intangible Assets*, effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with the Statement. Other intangible assets will continue to be amortized over their useful lives.

The Company will adopt the new rules on accounting for goodwill and other intangible assets beginning January 1, 2002. The Company has not yet determined what impact, if any, the Statement will have on the financial statements of the Company.

2. Income Taxes

Deferred income taxes reflect the net income tax effect of temporary differences between the carrying amounts of the assets and liabilities for financial reporting purposes and amounts used for income taxes. The Company's net deferred income taxes consist of the following:

	December 31, 2001
Accrued liabilities	$ 45,600
Gross deferred income tax assets	45,600
Depreciation	(17,634)
Gross deferred income tax liabilities	(17,634)
Deferred income tax asset valuation allowance	(27,966)
Net deferred income tax assets	$ –

After consideration of all the evidence, both positive and negative, management has recorded a valuation allowance at December 31, 2001 due to the uncertainty of realizing the deferred income tax assets.

The Company's effective income tax rate differs from the statutory rate primarily due to non-deductible goodwill amortization.

3. Commitments and Contingencies

Office Facilities

The Company leases various office facilities under noncancelable operating leases with expiration dates from 2002 to 2004 and initial lease periods ranging from one year to eight years.

Future minimum rental payments subsequent to December 31, 2001 are as follows:

Year ending December 31	
2002	**$ 89,908**
2003	**79,990**
2004	**10,850**
Total lease commitments	**$180,748**

Total rent expense for office facilities for the year ended December 31, 2001 was approximately $144,683.

NASD Arbitration

The Company has been named in several separate NASD arbitration actions filed by former clients for allegedly violating securities laws and NASD rules. These actions have not been settled as of December 31, 2001. Management intends to vigorously defend against these claims, and the accompanying financial statements include an accrual of $120,000 for estimated losses and expenses (net of insurance deductibles) that may result from the ultimate outcome of certain of these actions. However, due to the inherent uncertainty of these outstanding actions, losses may exceed the amounts accrued and those losses may be material.

4. Related Party Transactions

The Board of Directors of the Parent and the Company agreed to forgive an intercompany receivable aggregating $12,629 at December 31, 2001. The forgiveness of the amount due from the Parent was accounted for as a return of capital, which was approved by both Boards of Directors. Such transaction is a non-cash item for cash flow statement purposes.

Also, as described in Note 1, the Company received assets aggregating approximately $3 million and assumed liabilities aggregating approximately $600,000 of VFI, a sister company, resulting in a net increase in additional paid-in capital of approximately $2.4 million. As the Company and VFI are under common ownership, the operating results and financial position of the Company could differ materially if the transaction occurred between non-related parties.

5. Liabilities Subordinated to the Claims of General Creditors

At December 31, 2001 and during the year then ended the Company had no liabilities subordinated to the claims of general creditors.

6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2001, the Company had net capital of $1,547,832, which was $1,447,832 in excess of its required net capital of $100,000. The Company's net capital ratio was to .64 to 1 at December 31, 2001.

Supplemental Information

First Level Capital, Inc.
(a wholly owned subsidiary of vFinance, Inc.)

Schedule I

Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2001

Stockholder's equity	$3,642,212
Non-allowable assets	
Goodwill	420,000
Accounts receivable	102,472
Notes receivable	68,500
Forgivable loans	885,212
Prepaid expense	196,970
Income tax receivable	201,241
Furniture and fixtures, net	93,286
Total non-allowable assets	1,967,681
Net capital before haircuts	
Haircuts	126,699
Net Capital	$1,547,832
Aggregate indebtedness (AI)	
Total liabilities	998,033
Total aggregate indebtedness	$ 944,052
Minimum net capital requirement, $6\,^2/_3$ % of AI	$ 66,536
Minimum dollar net capital requirement	$ 100,000
Excess net capital	$1,447,832
Ratio of aggregate indebtedness to net capital	.64 to 1

See accompanying notes.

First Level Capital, Inc.
(a wholly owned subsidiary of vFinance, Inc.)

Schedule II

Statement Regarding SEC Rule 15c3-3

December 31, 2001

Exemptive Provisions

The Company claims exemption from the requirements of Rule 15c3-3 under Section (k)(2)(ii) of the Rule.

First Level Capital, Inc.
(a wholly owned subsidiary of vFinance, Inc.)

Schedule III

Statement Pursuant to Rule 17a-5(d)(4)

December 31, 2001

There were no material differences between the computation of net capital under Rule 15c3-1 included in this audited report and the computation included in the Company's corresponding unaudited Form X-17A-5, Part IIA filing as of December 31, 2001.

ERNST & YOUNG

Ernst & Young LLP
Suite 2800
600 Peachtree Street
Atlanta, Georgia 30308-2215

Phone: (404) 874-8300
www.ey.com

Report on Internal Control Required by SEC Rule 17a-5 for a Broker Dealer Claiming an Exemption from SEC Rule 15c3-3

Report of Independent Auditors

The Stockholders
First Level Capital, Inc.

In planning and performing our audit of the financial statements of First Level Capital, Inc. (a wholly owned subsidiary of vFinance, Inc.) (the "Company"), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the criteria stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons;

2. Recordation of differences required by rule 17a-13; and

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the criteria of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or

disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to errors or fraud may occur and not be detected. Also, projections of any evaluation of internal control to future periods are subject to the risk that internal control may become inadequate because of changes in conditions, or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's criteria.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

March 4, 2002